UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8) *

Sears Canada Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81234D109

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,504,516
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons and Fairholme (as defined in Item 4) may be deemed part of a group within the meaning of Section 13(d) of the Exchange Act as a result of the Joint Representation described in Item 4. Accordingly, the Reporting Persons and Fairholme may collectively beneficially own 67,630,571 Shares, representing approximately 66.4% of the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer. Shares listed as beneficially owned by the Reporting Persons exclude Shares held by Fairholme, as to which the Reporting Persons disclaim beneficial ownership. The Reporting Persons disclaim the existence of a group with Fairholme, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, a group with Fairholme.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

CUSIP No. 81234D109

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,504,516
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons and Fairholme (as defined in Item 4) may be deemed part of a group within the meaning of Section 13(d) of the Exchange Act as a result of the Joint Representation described in Item 4. Accordingly, the Reporting Persons and Fairholme may collectively beneficially own 67,630,571 Shares, representing approximately 66.4% of the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer. Shares listed as beneficially owned by the Reporting Persons exclude Shares held by Fairholme, as to which the Reporting Persons disclaim beneficial ownership. The Reporting Persons disclaim the existence of a group with Fairholme, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, a group with Fairholme.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

CUSIP No. 81234D109

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,504,516
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons and Fairholme (as defined in Item 4) may be deemed part of a group within the meaning of Section 13(d) of the Exchange Act as a result of the Joint Representation described in Item 4. Accordingly, the Reporting Persons and Fairholme may collectively beneficially own 67,630,571 Shares, representing approximately 66.4% of the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer. Shares listed as beneficially owned by the Reporting Persons exclude Shares held by Fairholme, as to which the Reporting Persons disclaim beneficial ownership. The Reporting Persons disclaim the existence of a group with Fairholme, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, a group with Fairholme.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

CUSIP No. 81234D109

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,162,515
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,504,516
	10.	Shared Dispositive Power 22,657,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,162,515 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons and Fairholme (as defined in Item 4) may be deemed part of a group within the meaning of Section 13(d) of the Exchange Act as a result of the Joint Representation described in Item 4. Accordingly, the Reporting Persons and Fairholme may collectively beneficially own 67,630,571 Shares, representing approximately 66.4% of the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer. Shares listed as beneficially owned by the Reporting Persons exclude Shares held by Fairholme, as to which the Reporting Persons disclaim beneficial ownership. The Reporting Persons disclaim the existence of a group with Fairholme, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, a group with Fairholme.
(2)	Based upon 101,877,662 Shares of the Issuer outstanding as of June 13, 2017, as disclosed in the Management’s Discussion and Analysis portion of the Issuer’s quarterly report to shareholders attached as Exhibit 99.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 13, 2017.

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to common shares, no par value (the “Shares”), of Sears Canada Inc., a corporation organized under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership, SPE Master I, LP, a Delaware limited partnership, RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CRK Partners, LLC, a Delaware limited liability company, ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, RBS, ESL and Edward S. Lampert by furnishing the information set forth below. Partners, RBS, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 2(b) is hereby amended and restated in its entirety as follows:

“(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.”

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners. ESL is the general partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also a limited partner of RBS. Mr. Lampert is also Chairman of the Board of Directors of Sears Holdings Corporation (“Sears Holdings”). Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 2(f) is hereby amended and restated in its entirety as follows:

“(f) Partners, RBS, and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On June 22, 2017, the Issuer announced that it and certain of its subsidiaries applied to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for protection under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”), in order to continue to restructure its business. The Issuer subsequently announced on June 22, 2017 that the Court granted an order under the CCAA for a stay of proceedings in favor of the Issuer and certain of its subsidiaries for an initial period of 30-days, subject to extension as the Court deems appropriate, and the appointment of FTI Consulting Canada Inc. as Monitor (the “Monitor”) in the CCAA proceedings.

The Reporting Persons and Fairholme Capital Management, L.L.C., as investment adviser to certain clients that own equity interests in the Issuer (“Fairholme”), are currently together evaluating, discussing and considering a potential negotiated transaction with the Issuer and its subsidiaries in connection with the Issuer’s CCAA proceedings and as a result thereof have engaged Canadian legal counsel to represent them (the “Joint

Representation”). The Reporting Persons may engage in discussions with Fairholme, the Issuer, the Monitor and other parties regarding the Issuer and its business, affairs, operations, results of operations, contracts, liabilities, properties and prospects, including discussions regarding potential transactions involving the Issuer or its affiliates, including, without limitation, financing transactions, purchase and sale transactions or restructuring transactions. The Reporting Persons, either individually or together with Fairholme or other parties, may make proposals with respect to such transactions involving the Issuer or that may otherwise involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. There is no assurance that the Reporting Persons will make or pursue any such proposal or transaction or that any such proposal will result in a completed transaction. In addition, if the Reporting Persons make or pursue any such proposal or transaction, there is no assurance that Fairholme will participate in such proposal or transaction.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of July 10, 2017, the Reporting Persons may be deemed to beneficially own the Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	46,162,515	(1)(2)	45.3%	23,504,516		0	23,504,516		22,657,999	(1)
RBS Partners, L.P.	46,162,515	(1)(2)(3)	45.3%	23,504,516	(3)	0	23,504,516	(3)	22,657,999	(1)
ESL Investments, Inc.	46,162,515	(1)(2)(4)	45.3%	23,504,516	(4)	0	23,504,516	(4)	22,657,999	(1)
Edward S. Lampert	46,162,515	(1)(2)(5)	45.3%	46,162,515	(1)(5)	0	23,504,516	(5)	22,657,999	(1)

(1)    This number includes 22,657,999 Shares of the Issuer held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)    The Reporting Persons and Fairholme may be deemed part of a group within the meaning of Section 13(d) of the Exchange Act as a result of the Joint Representation. Accordingly, the Reporting Persons and Fairholme may collectively beneficially own 67,630,571 Shares, representing approximately 66.4% of the 101,877,662 Shares outstanding as of June 13, 2017, according to the Issuer. Shares listed as beneficially owned by the Reporting Persons exclude Shares held by Fairholme, as to which the Reporting Persons disclaim beneficial ownership. The Reporting Persons disclaim the existence of a group with Fairholme, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, a group with Fairholme.

(3)     This number includes 23,504,516 Shares of the Issuer held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.

(4)    This number includes 23,504,516 Shares of the Issuer held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.

(5)    This number includes 23,504,516 Shares of the Issuer held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c)    There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)     Not applicable.

(e)    Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are amended and supplemented as follows, or are filed as an exhibit hereto, as applicable:

Exhibit	Description of Exhibit

99.8	Joint Filing Agreement (incorporated by reference to Exhibit 99.8 to Schedule 13D filed on January 5, 2016).

99.9	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2017	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer; Chairman and Chief Executive Officer of Sears Holdings Corporation	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States
Kunal Kamlani	President; Director of Sears Holdings Corporation	United States

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on November 13, 2012).

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on November 13, 2012).

99.3	Form of Subscription Rights Certificate (incorporated by reference to Exhibit 99.3 to Schedule 13D filed on October 17, 2014).

99.4	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated by reference to Exhibit 99.4 to Schedule 13D filed on October 28, 2014).

99.5	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated by reference to Exhibit 99.5 to Schedule 13D filed on October 28, 2014).

99.6	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated by reference to Exhibit 99.6 to Schedule 13D filed on October 28, 2014).

99.7	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated by reference to Exhibit 99.7 to Schedule 13D filed on October 28, 2014).

99.8	Joint Filing Agreement (incorporated by reference to Exhibit 99.8 to Schedule 13D filed on January 5, 2016).

99.9	Joint Filing Agreement (filed herewith).